787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 18, 2019

VIA EDGAR

John Grzeskiewicz

Mindy Rotter

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Science and Technology Trust Registration Statement on Form N-2 (Securities Act File No. 333-233028)

Dear Mr. Grzeskiewicz and Ms. Rotter:

On behalf of BlackRock Science and Technology Trust (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on August 30, 2019, regarding the Registrant’s Registration Statement on Form N-2 (the “Registration Statement”), which was filed with the Commission on August 5, 2019.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Pre-Effective Amendment No. 1 to the Registration Statement, which is being filed concurrently with this letter, reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN     ROME

Disclosure Staff Comments

Comment No. 1:

The Staff notes that the Registration Statement is registering a continuous shelf offering by the Registrant. The Staff reminds the Registrant that if it wants to prolong this offering beyond 3 years, it must file another Registration Statement on Form N-2.

Response:

The Registrant acknowledges the comment and confirms that it will file another Registration Statement on Form N-2 if it intends to prolong the offering beyond 3 years in accordance with Rule 415(a)(5) under the Securities Act of 1933, as amended.

Comment No. 2:	Please note that the Staff may have additional comments to the Registration Statement once missing information is provided in the next pre-effective amendment.

Response:

The Registrant acknowledges the comment and confirms that, with the exception of the date of the Prospectus and Statement of Additional Information (“SAI”), all information required to be included in the Registration Statement at the time of effectiveness will be included by pre-effective amendment.

Comment No. 3:

The first sentence of the second paragraph on page 3 of the section entitled “Prospectus Summary” states that the Trust may invest up to “10% of its total assets in non-investment grade debt securities.” Please add disclosure stating that these securities are commonly known as junk bonds.

Response:

The Registrant notes that the second sentence of the above-mentioned paragraph states that these securities “are commonly referred to as ‘junk’ or ‘high yield securities.’” Accordingly, the Registrant respectfully declines to add additional disclosure.

Comment No. 4:

It is unclear to the Staff whether the Registrant currently intends to conduct a rights offering. Please state whether the Registrant intends to offer rights in the next year. If so, please state whether the rights will be transferable. If the rights are dilutable, please state the extent of the dilution. Please note that the Registrant will also need an opinion of counsel with respect to the legality of the shares issued in the rights offering.

Response:

The Registrant currently has no intention of issuing shares in a rights offering over the next year. However, if the Registrant does issue shares in a rights offering, it will receive an opinion of counsel with respect to the legality of shares.

Accounting Staff Comments

Comment No. 5:	The Staff notes that the Registration Statement is missing the Registrant’s financial information, such as the financial highlights, capitalization tables and auditor’s consent. Please provide.

Response:

The Registrant acknowledges the comment and confirms that, with the exception of the date of the Prospectus and SAI, all information required to be included in the Registration Statement at the time of effectiveness will be included by pre-effective amendment.

Comment No. 6:	Please revise the language in footnote 3 of the fee table in the section entitled “Summary of Trust Expenses” so that it is written in clear, plain language.

Response:	The requested change has been made.

* * * * * * * * * * * * * * * *

Please do not hesitate to contact me at (212) 728-8037 if you have any comments or if you require additional information.

Respectfully submitted,

/s/ Stacey P. Ruiz
Stacey P. Ruiz

cc:	Janey Ahn, Esq., BlackRock Advisors, LLC

Dean A. Caruvana, Esq., BlackRock Advisors, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP